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                             July 14, 2020

       Matt Eby
       Chief Executive Officer
       Tailwind Acquisition Corp.
       c/o Corporation Service Company
       251 Little Falls Drive
       Wilmington, DE 19808

                                                        Re: Tailwind
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 17,
2020
                                                            CIK No. 0001814215

       Dear Mr. Eby:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Management, page 101

   1. Please revise to clarify the business experience of your director, Alan Sheriff, to clearly include his principal
occupations and employment during the past five years. In particular, please revise to
provide the time period that Mr. Sheriff served as Co-Chief Executive
                                                        Officer of Solebury
Capital. See Item 401(e) of Regulation S-K.

              You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff
       Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-
 Matt Eby
Tailwind Acquisition Corp.
July 14, 2020
Page 2

8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameMatt Eby
                                                         Division of
Corporation Finance
Comapany NameTailwind Acquisition Corp.
                                                         Office of Energy &
Transportation
July 14, 2020 Page 2
cc:       Peter Seligson
FirstName LastName